An application for injunction filed against a Director of Shinhan Financial Group

On September 17, 2010, Shinhan Financial Group was notified by the District Court of Seoul that an application for injunction was filed by four of its shareholders on September 14, 2010 against Mr. Baek Soon Lee, one of its directors and current CEO of Shinhan Bank, its major bank subsidiary, seeking a suspension of his duty as both director of the Group and Shinhan Bank. Shinhan Financial Group will take appropriate legal measures to respond to the lawsuit and further report on the progress upon an occurrence of relevant events in the future.